July 17, 2019 Via EDGAR and e-mail

Mayer Brown LLP

1221 Avenue of the Americas
New York, New York 10020-1001

Main Tel +1 212 506 2500
Main Fax +1 212 262 1910

www.mayerbrown.com

Bradley W. Berman

Direct Tel +1 212 506 2321

bberman@mayerbrown.com

Edward P. Bartz Senior Counsel United States Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549

Re:	Alaia Market Linked Trust, Series 7-8 Registration Statement on Form S-6 Filed July 17, 2019 File Nos.: 333-[ ] and 811-23095

Dear Mr. Bartz:

On behalf of our client, Alaia Market Linked Trust (the “Alaia Trust”), we submitted to the Securities and Exchange Commission on July 17, 2019 the above-referenced registration statement (the “Registration Statement”) for Alaia Defined Preservation 90 Fund, Alaia Market Linked Trust, Series 7-8 (“Series 7-8”), a series of the Alaia Trust.

Series 7-8 is similar to Alaia Defined Preservation 95 Fund, Alaia Market Linked Trust, Series 7-4 (Registration No. 333-231861) (“Series 7-4”), which was filed on June 12, 2019. As in Series 7-4, Series 7-8 will invest in a portfolio of exchange-traded options and/or cash or cash equivalents. As in Series 7-4, Series 7-8’s total return per unit will be based on the capped and protected performance of a reference asset that is an exchange traded fund. The reference asset for Series 7-8 will be the iShares® MSCI Emerging Markets ETF’s (the “Reference Asset”), as opposed to the SPDR® S&P 500® ETF Trust, which was the reference asset for Series 7-4. Similar to Series 7-4, Series 7-8 will provide investors with insulation against a price decline in the Reference Asset.

Please feel free to call me at (212) 506-2321 with any questions.

Edward P. Bartz

U.S. Securities and Exchange Commission

July 17, 2019

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Oscar Loynaz
Steve Houston
Vincent Iannuzzi
Donna Fiorini
Anna T. Pinedo
Mingli Wu